UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ADAMS NATURAL RESOURCES FUND, INC

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

00548F105

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00548F105	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,362,789
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,362,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,362,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.26%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 25,514,441 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 2/20/24

CUSIP No. 00548F105	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,362,789
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,362,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,362,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.26%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 25,514,441 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 2/20/24

CUSIP No. 00548F105	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,362,789
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,362,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,362,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.26%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 25,514,441 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 2/20/24

CUSIP No. 00548F105	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the SEC on 8/11/23, as amended by Amendment No. 1 filed 9/28/23, Amendment No 2 filed 12/11/23, and Amendment No. 3 filed 4/10/24; with respect to the common shares of ADAMS NATURAL RESOURCES FUND, INC. This Amendment No. 4 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $50,483,090 was paid to acquire the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 25,514,441 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 2/20/24

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected since the Schedule 13D/A filing on 4/10/24 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 00548F105	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 28, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 00548F105	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 4/10/24.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
4/10/2024	Buy	7,284	24.01
4/12/2024	Buy	14,781	23.99
4/15/2024	Buy	7,730	23.66
4/17/2024	Buy	14,069	23.33
4/18/2024	Buy	22,012	23.23
4/19/2024	Buy	8,556	23.35
4/22/2024	Buy	9,903	23.46
4/23/2024	Buy	9,037	23.62
4/26/2024	Buy	9,551	23.45
4/29/2024	Buy	2,833	23.56
4/30/2024	Buy	12,510	23.55
5/2/2024	Buy	21,847	23.07
5/3/2024	Buy	8,172	23.07
5/7/2024	Buy	11,548	23.34
5/8/2024	Buy	15,413	23.36
5/9/2024	Buy	27,303	23.57
5/10/2024	Buy	11,367	23.65
5/15/2024	Buy	4,786	23.51
5/16/2024	Buy	8,471	23.43
5/17/2024	Buy	5,172	23.61
5/20/2024	Buy	3,786	23.72
5/22/2024	Buy	12,110	23.30
5/23/2024	Buy	7,893	23.21
5/24/2024	Buy	6,723	23.15